April 18, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Post-Effective Amendment No. 3 to Registration Statement on Form N-2 for Eaton Vance Tax-Managed Buy-Write Income Fund (the “Fund”) (File Nos.: 333-256242; 811-21676)

Dear Mr. Rosenberg:

This letter responds to a comment you provided to the undersigned and Jeanmarie Valle Lee via telephone on March 23, 2022 in connection with your review of the Fund’s Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 filed on March 11, 2022 (Accession No. 0000940394-22-000382) pursuant to Section 8(c) of the Securities Act of 1933 Act, as amended (the “1933 Act”), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comments below and immediately thereafter provided the Fund’s responses. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than April 22, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: Please provide the consent from the Fund’s independent registered public accounting firm prior to the acceleration request being granted.

Response:  The consent of the Fund’s independent registered public accounting firm will be included as an exhibit in the Fund’s next filing.

  Comment: On page 43 of the Statement of Additional Information, please update the information related to the financial statements that will be incorporated by reference and hyperlink such document in accordance with the Fast Act requirements.

Response: The Fund will update and hyperlink the requested information in the Fund’s next filing.

  Comment: On page 5 of the Prospectus, please include the market capitalization range for the S&P MidCap 400® Index.

Response: The Fund will include the market capitalization range for the S&P MidCap 400® Index in the Fund’s next filing.

  Comment: On page 7 of the Prospectus, please state the following, “There is no assurance the techniques and strategies the Fund employees to minimize or defer federal income tax will be successful.”

Response: The Fund will include the requested disclosure as stated above on page in the Fund’s Prospectus.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President